Blazzard, Grodd & Hasenauer, P.C.
943 Post Road East
Westport, CT 06880
(203) 226-7866


VIA EDGAR


December 13, 2000

Securities and Exchange Commission
Division of Investment Management
Office of Insurance Products
450 Fifth Street, N.W.
Washington, DC 20549

                     Re: The Sage Variable Annuity Account A
                         File Nos. 333-43329 and 811-08581
                         CIK No. 0000776991
                         Accession No. 0000928389-00-000293


Ladies and Gentlemen:

On November 1, 2000, the above-referenced 485A filing was filed electronically. The purpose of the 485A filing was to reflect a change in the calculation of asset-based charges from a monthly deduction to a daily deduction for Contracts issued on or after January 1, 2001. It has been determined that this change will not be effected at this time. We are, therefore, requesting withdrawal of the 485A filing made on November 1, 2000.

Please contact the undersigned with any questions or comments concerning the above.

Sincerely,

BLAZZARD, GRODD & HASENAUER, P.C.

By: /s/ LYNN KORMAN STONE
-------------------------
Lynn Korman Stone